EXHIBIT 23.1

CONSENT OF INDEPENDENT

REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the reference to our firm under the caption “Experts” in the Registration Statement (Form S-3) and related Prospectus of Nektar Therapeutics for the registration of up to $315,000,000 in aggregate principal amount of Nektar Therapeutics’ 3.25% Convertible Subordinated Notes due 2012 and 14,638,900 shares of Nektar Therapeutics’ common stock and to the incorporation by reference therein of our reports dated March 11, 2005, with respect to the consolidated financial statements and schedule of Nektar Therapeutics, Nektar Therapeutics management’s assessment of the effectiveness of internal control over financial reporting, and the effectiveness of internal control over financial reporting of Nektar Therapeutics included in its Annual Report (Form 10-K/A) for the year ended December 31, 2004, filed with the Securities and Exchange Commission.

/s/    ERNST & YOUNG LLP

Palo Alto, California

December 21, 2005